Mail Stop 4561

      							September 16, 2005

Via U.S. Mail and Fax (925) 935-1486
Mr. Bryan H. Draper
Chief Financial Officer and Secretary
Owens Financial Group, Inc.
2221 Olympic Boulevard
Walnut Creek, CA 94595

	RE:	Owens Mortgage Investment Fund, a California Limited
Partnership
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 24, 2005
Forms 10-QSB for the quarterly period ended March 31, 2005 and June
30, 2005
		File No. 0-17248

Dear Mr. Draper:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note (3) Loans Secured by Trust Deeds

1. Based on the information in Note (3) there appears to have been a deterioration in loan performance as the investment in impaired loans that were delinquent in payments, delinquent in principal and in foreclosure with the borrower in bankruptcy, have increased from December 31, 2003. In light of these developments, clarify why no provision for losses was recognized in 2004.

Note (4) Real Estate Held for Sale

(b) Investments in Limited Liability Companies

2. Please clarify to us whether your ownership interests in Oregon Leisure Homes, LLC; Dation, LLC; and 720 University, LLC, discussed in Note (5), coincide with the distribution percentages disclosed.

3. Please tell us how you have accounted for your investment in Dation, LLC. Specifically clarify whether this investment is consolidated or accounted for under the equity method.

Exhibits 31.1 and 31.2

4. We note that the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-K are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Certain portions of the certifications relating to internal control over financial reporting may be omitted as stated in Section III.E of
SEC Release No. 33-8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item
601(b)(31) of Regulation S-K. You should also revise your disclosure relating to Controls and Procedures included in Item 9A of your filing to reflect the corrected wording of the certifications.


*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information required under the Securities
Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions.

							Sincerely,



							Linda van Doorn
							Senior Assistant Chief
Accountant


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Mr. Bryan H. Draper
Owens Financial Group, Inc.
September 16, 2005
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